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                         SCHULTZE ASSET MANAGEMENT, LLC

                             3000 Westchester Avenue
                          Purchase, New York 10577-2565

                                                               September 8, 2005

Robert A. Peiser, CEO, and
The Board of Directors of Imperial Sugar Company
Imperial Sugar Company
8016 Hwy 90A
Sugar Land, TX 77487


Dear Robert:

      We appreciate the time you and your colleagues have been spending with us as we proceed with our due diligence review in connection with our possible acquisition of Imperial Sugar Company (the "Company"). This letter outlines our revised offer to acquire the Company.

      1. Offer. We now believe that our prior proposal in our letter dated May 19, 2005 to acquire the Company in a merger for $17.00 per share in cash for all of the outstanding capital stock of the Company not currently owned by us, significantly overvalued the Company and is not an appropriate purchase price. Despite the disappointing performance and results publicly announced by the Company since we submitted our prior proposal and its impact on the Company's valuation, we remain very interested in pursuing a possible acquisition of the Company on the same terms described in our May 19th letter, except that we are now offering to acquire, for a purchase price of $10.50 per share in cash, that number of shares of the outstanding capital stock of the Company which, when combined with the shares of the Company we currently own, will equal 79.9% of the outstanding capital stock of the Company. We reiterate that this proposal is not contingent on obtaining financing and we have adequate resources at our disposal to consummate the proposed acquisition. We also want to reaffirm our intentions with respect to retention of employees and management as set forth in our May 19th letter. We strongly believe that the Board of Directors of the Company should find this proposal to be fair and in the best interests of the Company's shareholders.

      2. Timing. We require that the Board of Directors of the Company respond to this letter and our proposal by 5:00 p.m. on September 22, 2005.

      3. No Binding Agreement. No agreement shall exist between Schultze Asset Management LLC and the Company unless and until we negotiate and execute a definitive acquisition agreement in writing containing customary representations, warranties, covenants and closing conditions. Our offer is also subject to completion of customary due diligence.

      4. Offer to the Company Only; Not a Solicitation. Our offer is an offer to the Company only, and is not, and should not be interpreted to be, an offer to or a solicitation of an offer from any other person or entity, including, without limitation, any other shareholder of the


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Company. Our offer is not, and should not be interpreted to be, a solicitation of any consent or proxy from any other person or entity, including, without limitation, any other shareholder of the Company. Our offer is not, and should not be interpreted to be, nor does it represent or reflect, any agreement, arrangement or understanding (whether or not in writing) with any person or entity, other than the Company, for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company.

      We are hopeful that we can move this process forward and look forward to hearing from you soon so we can discuss our next steps.

                                                  Very truly yours,

                                                  Schultze Asset Management, LLC


                                                  /s/ George J. Schultze
                                                  ------------------------------
                                                  By:  George Schultze
                                                  Title:  Managing Member

cc:   James J. Gaffney, Chairman of the Board
      Curtis G. Anderson, Director
      Gaylord O. Coan, Director
      Yves-Andre Istel, Director
      Robert J. McLaughlin, Director
      James A. Schlindwein, Director
      John K. Sweeney, Director


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